UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No 1)

DJSP ENTERPRISES, INC.
________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value $.0001 per share
________________________________________________________________________________
(Title of Class of Securities)

G7982P104
________________________________________________________________________________
(CUSIP Number)

Thomas S. Vaughn, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9 , 2010
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           Names of Reporting Person:     David J. Stern
I.R.S. Identification Nos. of above persons (entities only):  N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.           SEC Use Only:

4.           Source of Funds (See Instruction):    PF

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):     33.15%

14.         Type of Reporting Person (See Instructions):         IN

1.           Names of Reporting Person: Law Offices of David J. Stern, P.A.
I.R.S. Identification Nos. of above persons (entities only):  65-0452471

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐
(b)     ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):      33.15%

14.           Type of Reporting Person (See Instructions):         OO

1.           Names of Reporting Person: Stern Holding Company-PT, Inc.(formerly Professional Title and Abstract Company of Florida, Inc.)
I.R.S. Identification Nos. of above persons (entities only):  65-0530777

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☑

3.           SEC Use Only:

4.           Source of Funds (See Instruction):      OO
WC

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):    ☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):       33.15%

14.           Type of Reporting Person (See Instructions):       CO

1.           Names of Reporting Person:  Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.)
I.R.S. Identification Nos. of above persons (entities only):  32-0067963

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	OO
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:	Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	0

8	Shared Voting Power:	4,151,666

9	Sole Dispositive Power:	0

10	Shared Dispositive Power:	0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:  4,151,666

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐

13.           Percent of Class Represented by Amount in Row (11):   33.15%

14.           Type of Reporting Person (See Instructions):    CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends Schedule 13D originally filed by the Reporting Persons on January 25, 2010 (the “Statement”) relating to the ordinary shares of DJSP Enterprises, Inc.  Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end thereof:

The Reporting Persons plan to purchase Ordinary Shares of the Issuer in open market transactions, block purchases and privately negotiated transactions.  At current market prices for the Ordinary Shares, the Reporting Persons plan to purchase up to $5,000,000 of Ordinary Shares of the Issuer, although the Reporting Persons reserve the right to revise their plans to purchase Ordinary Shares from time to time and at any time, including increasing or decreasing the dollar amount of Ordinary Shares they purchase.  The Reporting Persons plan to conduct their open market and block purchases pursuant to the safe harbor provided by Rule 10b-18, promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act").  The Reporting Persons may adopt trading plans under Rule 10b5-1, promulgated under the Securities Act, to permit purchases to occur during periods when directors and officers of the Issuer are otherwise prohibited from trading in the Ordinary Shares under the Issuer's applicable trading policies.

The Reporting Persons may from time to time and at any time acquire additional securities of the Issuer, including the Ordinary Shares, the warrants to purchase Ordinary Shares (the "Warrants") or units consisting of one Ordinary Share and a Warrant to purchase one Ordinary Share (the "DJSP Units").

The Reporting Persons may from time to time and at any time dispose of Ordinary Shares, Warrants or DJSP Units held by them.

Acquisitions and dispositions of Ordinary Shares, Warrants and DJSP Units by the Reporting Persons may be transacted in open market transactions, block purchases, privately negotiated transactions or otherwise.

Except for this Item 4, none of the Reporting Persons have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9 , 2010
/s/ David J. Stern David J. Stern
Law Offices of David J. Stern, P.A. By: /s/ David J. Stern Name: David J. Stern Title: President
Stern Holding Company-PT, Inc. (formerly Professional Title and Abstract Company of Florida, Inc.) By: /s/ David J. Stern Name: David J. Stern Title: President
Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.) By: /s/ David J. Stern Name: David J. Stern Title: President